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ICICI Limited

Command Systems to be Acquired by ICICI Infotech  - $5 Per Share Offered

MUMBAI, India and FARMINGTON, Connecticut - January 26, 2001 - ICICI Infotech Inc., the U.S. subsidiary of ICICI Infotech Services Ltd., the information technology subsidiary of ICICI Ltd. (NYSE: IC), and Command Systems, Inc. (NASDAQ: CMND) announced today that they have approved and entered into a definitive Merger Agreement which calls for a cash tender offer of $5.00 per share to holders of Command Systems common stock by a wholly owned subsidiary of ICICI Infotech Inc. ("Newco").

The tender offer will commence no later than February 12, 2001 and will be for all of Command Systems' outstanding common stock. Upon successful completion of the tender offer pursuant to which 60% or more of the shares are tendered, the Merger Agreement calls for a merger with Newco, subject to, among other things, compliance with applicable law, pursuant to which the remaining shareholders will receive cash in the same amount as paid in the tender offer. The value of the transaction is approximately $40 million.

The Board of Directors of Command Systems has approved the merger agreement and recommends to Command Systems shareholders that they tender their shares in the tender offer.

"Command Systems' exposure to the financial/insurance sector and its client base will provide an excellent platform to further the business interests of ICICI Infotech. With the large base of technical and infrastructural resources available with ICICI Infotech, we will be able to provide high quality support to the existing customers of Command Systems" said Mr. V. Srinivasan, Managing Director and CEO, ICICI Infotech Services Ltd.

Mr. Edward G. Caputo, President and CEO of Command Systems, said "The combination of Command Systems' financial services industry expertise, infrastructure and customer base with ICICI Infotech's significant resources and capabilities will provide many positive benefits to our employees, management team and most importantly, our customers. Command Systems will be stronger, able to provide more products and services, have access to more resources and more diverse Information Technology solutions."

The tender offer is subject to certain conditions, including the tender of at least 60% of Command Systems' outstanding common stock. The tender offer will expire twenty business days after it is commenced, but may be extended under certain circumstances.

About Command Systems

Command Systems, whose main office is in Farmington, Connecticut, was founded in 1985 and provides a wide range of information technology solutions and services. The Command Systems' Multi-Site Integrated Solutions Strategy provides multi-site, ISO 9001 certified application development and maintenance services to customers, in support of evolving e-business processes and information technology requirements, including: project management, design and architecture, e-business development, database services, consulting and application maintenance outsourcing. Command Systems maintains offices in New York, Boston, Hartford, Stamford and an Offshore Technology Resource Center in Bangalore, India.

About ICICI Infotech Services Ltd.

ICICI Infotech Services Ltd., a leading software solutions and services provider based in India, was established in October 1993 for providing IT services to the ICICI group of companies. From


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September 1999, the Company forayed into outside markets, both domestic and international. The Company presently focuses on software consultancy and development with a focus on the banking and financial services industry, IT enabled services and IT infrastructure, communications and related services. ICICI Infotech was awarded the ISO 9001 and IQ Net certifications by Standards Australia for its IT enabled services business. ICICI Infotech today employs about 950 professionals, of which about 120 are employed in the United States.

This press release contains forward-looking statements with respect to management's beliefs about the financial condition, results of operations, and businesses of Command Systems and ICICI Infotech in the future. These forward-looking statements involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. These risks and uncertainties include, but are not limited to the ability of ICICI Infotech to successfully complete the acquisition of Command Systems, integrate its operations, implement the strategy of ICICI Infotech, the growth and expansion of Command and ICICI Infotech, investment income, cash flow projections, the exposure to market risks, the failure to obtain contracts to perform higher margin services, variability of quarterly operations and financial results, the ability to manage growth, the competitive market for technical personnel, reliance on significant customers and rapid technological change, as well as other risks detailed in the reports filed by ICICI Ltd., the ultimate parent company of ICICI Infotech, and Command Systems with the Securities and Exchange Commission. Neither ICICI nor Command Systems undertake any obligation to update forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unexpected results.

This release is neither an offer to purchase nor a solicitation of an offer to sell securities of Command Systems. The tender offer will be made solely by an offer to purchase and related letter of transmittal to be disseminated upon the commencement of the tender offer.

COMMAND SYSTEMS SHAREHOLDERS ARE STRONGLY ADVISED TO READ THE TENDER OFFER STATEMENT AND RELATED SOLICITATION/RECOMMENDATION STATEMENT WHEN THEY BECOME AVAILABLE, AS THEY WILL CONTAIN IMPORTANT INFORMATION WHICH SHAREHOLDERS SHOULD UNDERSTAND BEFORE MAKING ANY DECISION WITH RESPECT TO THE TENDER OFFER. THESE STATEMENTS WILL BE FILED BY ICICI INFOTECH AND COMMAND SYSTEMS WITH THE SECURITIES AND EXCHANGE COMMISSION. INVESTORS MAY OBTAIN A FREE COPY OF THESE STATEMENTS (WHEN AVAILABLE) AND OTHER DOCUMENTS FILED BY ICICI INFOTECH AND COMMAND SYSTEMS AT THE SEC'S WEBSITE AT WWW.SEC.GOV. THESE DOCUMENTS ALSO WILL BE MADE AVAILABLE TO ALL SHAREHOLDERS OF COMMAND SYSTEMS AT NO EXPENSE TO THEM.

For further details contact: Mr. V. Srinivasan on +91-22-4906000 or email to srinivasan@icici.com


Janury 26, 2001

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